Exhibit 99.1

Neptune Wellness Solutions Inc. Secures Supply Agreement with Ontario Cannabis Store (OCS), Extends Company's Canadian Footprint to 515 Retailers

~ The deal represents the second major province to ink such an agreement with the Company for its proprietary Mood Ring cannabis line for the Canadian market ~

LAVAL, QC, Oct. 27, 2020 /CNW Telbec/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) has entered into a supply agreement with the Ontario Cannabis Store (OCS), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune's new proprietary recreational product line, Mood Ring.

This is the second such agreement Neptune has secured through its wholly owned subsidiary 9354-7537 Quebec Inc.1 On Sept. 24, the Company announced it had entered into an agreement with the British Columbia Liquor Distribution Branch (BCLDB), the wholesaler and public retailer of non-medical cannabis products throughout that province.

"This is yet another landmark moment in the cannabis movement, and will allow Neptune to bring the Mood Ring brand — affordable, sustainable and premium cannabis products — to the millions of people who live in that province," said Michael Cammarata, Chief Executive Officer and President of Neptune.

Ontario is Canada's largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring products to the OCS for sale and wholesale distribution. The products are anticipated to be available for purchase this fall through the OCS online store.

Additionally, the Mood Ring product line will be available to the 211 licensed private retailers in Ontario. Together with British Columbia, this extends Neptune's reach to 515 retailers in Canada.

The initial Mood Ring product rollout will include quality High CBD Oil, High CBD Capsules, Classic Hashish, and Legacy Hashish. Mood Ring uses Neptune's proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company's CBD products and newly implemented solventless extraction for THC concentrates.

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[1] The number company holds a standard processing licence with authorization to sell edible, extract, and topical cannabis products to recreational markets throughout Canada.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://neptunecorp.com/

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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CO: Neptune Wellness Solutions Inc.

CNW 07:00e 27-OCT-20